Form 6-K
No. (1)
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of     June 2006,
Commission file number: 0-15741
AB ELECTROLUX

(Translation of registrant’s name into English)
S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
Date: June 1, 2006	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, June 1, 2006 Page 1 of 1

New board member appointed for Husqvarna
(ELUX) Mr. Robert F. Connolly, a US citizen, has been appointed member of the board of directors of Husqvarna AB. Mr. Connolly, born 1943, has a broad experience of retailing in the United States and holds a Bachelor of Arts (Business).
The proposal of Mr. Connolly has been prepared in consultation with the Electrolux nomination committee.
Previously, Peggy Bruzelius, Börje Ekholm, Tom Johnstone, Anders Moberg, Gun Nilsson, Peder Ramel, Lars Westerberg and Bengt Andersson were appointed members of the board of directors of Husqvarna AB. Lars Westerberg has been appointed chairman.
For more information please contact the Electrolux Press Hotline, +46 8 657 65 07.
Electrolux is the world’s leading producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG-Electrolux, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2005, Electrolux had sales of SEK 129 billion and 70,000 employees.